 Exhibit 12

SEARS DC CORP.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(thousands)	2000	1999	1998

Income before income taxes	$95	$109	$160

Fixed Charges	19,122	21,916	32,035

(i) Earnings available for Fixed Charges	19,217	22,025	32,195

(ii) Fixed Charges	19,122	21,916	32,035

Ratio of Earnings to Fixed Charges (i/ii)	1.005	1.005	1.005